Exhibit T3E(3)

Level 3, 71 Walters Drive

Osborne Park WA 6017, Australia

PO Box 1341, Osborne Park DC WA 6916, Australia

T +61 (0) 8 9420 0222 F +61 (0) 8 9420 0205

E corporate@emecogroup.com

21 February 2017	emecogroup.com

Emeco Holdings Limited ACN 112 188 815

Dear Emeco Noteholder

Supplementary disclosure - Black Diamond increases its holding of Emeco Notes

The Explanatory Statement dated 3 February 2017 has been sent to you (Explanatory Statement). This letter is sent pursuant to an order of the Federal Court of Australia (Court) and supplements and should be read together with the Explanatory Statement.

Terms defined in the Explanatory Statement have the same meaning in this document.

Other than as outlined in this letter, no other terms or conditions of the Scheme as detailed in the Explanatory Statement have changed. Emeco Noteholders are encouraged to read the Explanatory Statement and this letter carefully and in full, and seek their own investment or professional advice.

Acquisition of Emeco Notes by Black Diamond from Ascribe

Black Diamond is an alternative asset management firm which currently beneficially owns approximately 33% of the Emeco Notes through its management of certain private investment funds.

As disclosed in the Explanatory Statement, after securing the support of Black Diamond to the Transaction, all parties to the initial restructuring support agreement signed the Amended RSA on 30 December 2016. Ascribe II Investments LLC (Ascribe) is one of the parties to the Amended RSA.

Emeco has been advised that on 10 February 2017, Black Diamond (and its relevant associated funds) entered into an agreement with Ascribe pursuant to which Black Diamond will acquire approximately US $69.645 million Emeco Notes (approximately 24.6% of the Emeco Notes on issue) from Ascribe (the Trade).

Implications of the Trade

Following settlement of the Trade (expected to occur on 1 March 2017), Black Diamond’s holding of Emeco Notes will increase to approximately 57.7% (up from 33%) of the Emeco Notes on issue, and Ascribe’s holding will decrease to 0%.

As a result of this increased holding, after the Completion Date it is expected that Black Diamond will hold approximately 28.6% (up from 20.8%) of the Shares as a result of being issued Shares:

•	as a Scheme Noteholder;

•	as a Scheme Cash Funder[1] (see below for details);

•	pursuant to the Black Diamond Placements; and

•	as an underwriter in the Rights Offer.

Black Diamond may potentially hold up to a maximum of 34% (up from 22.5%) of the Shares following implementation of the Transaction, prior to the Management Incentive Plan2. Accordingly, section 7.3(c) on pages 54 and 55 of the Explanatory Statement should be read in light of these revised figures.

In addition, the table on page 73 of the Explanatory Statement which sets out the expected post-Transaction shareholding structure (pre-Management Incentive Plan) under the Original RSA compared with the Amended RSA is revised as follows:

	% Shareholding
	Original RSA	Amended RSA	Ascribe Trade
Emeco Shareholders	25%	24%	24%
Rights offer Participants	10%	10%	10%
Black Diamond (Excl. Rights Offer Shares)	11%	16%	24%
Other Emeco Noteholders	23%	21%	13%
Orionstone Shareholders	7%	7%	7%
Orionstone Creditors	14%	13%	13%
Andy’s Shareholder	5%	5%	5%
Andy’s Creditors	6%	6%	6%

Total	100%	100%	100%

[1]	Assumes 1.75% of the outstanding Scheme Noteholders elect to receive Cash Consideration (which is the same percentage of Scheme Noteholders that made the election to receive Cash Consideration under the Original Scheme) and that Black Diamond funds 31.5% of the Cash Consideration (pursuant to the terms of the Scheme Cash Funding Agreement). Under a “worst-case scenario” in respect of the Scheme Cash Funding, up to 24.11% of the outstanding Scheme Noteholders may elect to receive Cash Consideration (which is the percentage of Scheme Noteholders that are not parties to the RSA nor Black Diamond), which would increase Black Diamond’s equity holding to 30.7% after the Completion Date (which is the figure that PPB Advisory refers to in its addendum attached to this letter).
[2]	This figure reflects the “worst-case scenario” under the Scheme Cash Funding referred to in footnote 1 above (ie if 24.11% of the outstanding Scheme Noteholders elect to receive Cash Consideration) and builds in a number of conservative factors under the Equity Exchange (see Schedule 2 of the Explanatory Statement for a detailed description of the Equity Exchange) which would result in increased equity flowing to all Scheme Noteholders, including Black Diamond.

Black Diamond has agreed to extend its existing obligations pursuant to the Black Diamond Agreement in respect of the Emeco Notes held by it as at the date of that Agreement to the Emeco Notes acquired through the Trade (subject to the execution by all parties to the Amended RSA of a waiver in respect of the Trade and Ascribe’s subsequent obligations under the Amended RSA, which is expected to be executed by 1 March 2017). A summary of the terms of the Black Diamond Agreement is set out in section 7.3 of the Explanatory Statement.

Black Diamond has agreed to become a party to, and assume Ascribe’s obligations under, the Scheme Cash Funding Agreement. Further details of the Scheme Cash Funding Agreement are set out in section 8.4 of the Explanatory Statement.

The Voting Entitlement Record Date occurred on 30 January 2017. Consequently, Ascribe retains the right to vote the Emeco Notes beneficially held by it at that time. Emeco understands that Ascribe will lodge a proxy form voting all of those Emeco Notes in favour of the Scheme Resolution (as it is required to do under the Amended RSA).

Independent Expert’s opinion unchanged

As a result of the increase in Black Diamond’s holding pursuant to the Trade, PPB Advisory, the Independent Expert, has provided an addendum dated 21 February 2017 to the Independent Expert’s Report dated 31 January 2017 (IER) which appears at Annexure 11 to the Explanatory Statement.

PPB Advisory’s conclusion in the IER is that Black Diamond will receive a commercial benefit of between A$5.4 million and A$9.5 million in connection with the Black Diamond Placements.

In PPB Advisory’s opinion (as expressed in the addendum):

•	Black Diamond will not receive an additional collateral benefit in connection with the Trade; and

•	there has not been a material change in circumstances since preparing the IER.

The full addendum is attached to this letter.

You should read the IER in its entirety as part of your assessment of the Scheme and before casting your vote on the Scheme Resolution.

Recommendations

The Directors of the Company unanimously recommend that you vote in favour of the Scheme, in the absence of a Superior Proposal. As at the date of this letter, no Superior Proposal has emerged.

The reasons for the Directors recommendation in favour of the Scheme have not changed following the Trade. These reasons and other relevant considerations are set out in the Explanatory Statement.

Scheme Meeting and Voting

The details of the Scheme Meeting and the time for lodging proxies have not changed.

The Scheme Meeting will commence at 10.00am AEDT on 13 March 2017 at Baker McKenzie, Level 27, 50 Bridge Street, Sydney NSW 2000.

Emeco Noteholders are invited to vote at the Scheme Meeting by directing their Registered Participant to deliver to the Information Agent a Master Proxy Form that transmits a Proxy Form appointing a proxy and directing the way in which the proxy is to vote on the Scheme Resolution at the Scheme Meeting.

Emeco Noteholders will not be entitled to vote at the Scheme Meeting if a valid Master Proxy Form is not received on their behalf by the Information Agent by Voting Cut Off (5.00 pm (New York time) on 5 March 2017) except in the absolute discretion of the Chairperson of the Scheme Meeting.

You may have already submitted to your Registered Participant a Proxy Form in relation to the Scheme. At any time prior to the Voting Cut Off, you may withdraw your Proxy Form by either filing a written notice with a replacement Proxy Form or, resubmitting a replacement Proxy Form to your Registered Participant in sufficient time to allow the Registered Participant to lodge either a withdrawal notice or amended Master Proxy Form with the Information Agent before the Voting Cut Off.

To file a valid withdrawal, the notice of withdrawal must specify the name of the person having submitted the original Proxy Form, specify the date it was submitted and be signed by the party who signed the Proxy Form to be revoked. Any Proxy Forms so withdrawn shall be deemed not to have directed a proxy to vote in connection with the Scheme unless resubmitted in proper form. All directions to vote contained in Proxy Forms will be irrevocable on the Voting Cut Off unless you are a natural person and have appointed yourself as proxy.

Please refer to section 18 of the Explanatory Statement and in particular section 5 of the Schedule to the Proxy Form for further details in relation to the voting process and withdrawing proxies. Alternatively, please contact the Information Agent at the following address:

Information Agent for Emeco Holdings Limited

C/o Epiq Corporate Restructuring

777 Third Avenue

12th Floor

New York, New York 10017

USA

Attention: Emeco Processing

Tel:

toll-free within the USA: (866) 734-9393

non-toll free number: +1 (646) 282-2500

Email:

Inquiries (but not documents) may be submitted to tabulation@epiqsystems.com (please reference “Emeco” in the subject line).

Microsite for Emeco Noteholders:

http://dm.epiq11.com/Emeco

Additional information

A copy of this letter has been provided to ASIC, and a copy has been released on ASX. Neither ASIC nor ASX nor any of their officers takes any responsibility for the contents of this letter.

The fact that the Court has made orders approving the despatch of this letter (which forms part of the Explanatory Statement) does not mean that the Court:

•	has formed any view as to the merits of the proposed Scheme or as to how Emeco Noteholders should vote (on this matter Emeco Noteholders must reach their own decision); or

•	has prepared, or is responsible for, this letter or the content of the Explanatory Statement.

Figures, amounts, percentages, estimates, calculations of value and fractions in this letter are subject to the effects of rounding. Accordingly, the actual calculation of these figures may differ from the figures set out in this letter.

Further information

If you have any questions in relation to the Scheme, please contact Ms Thao Pham as follows:

Ms Thao Pham

Company Secretary & Chief Legal, Risk & Business Transformation Officer

Emeco Holdings Limited

Level 3, 71 Walters Drive

Osborne Park WA 6017

AUSTRALIA

Email: thao.pham@emecogroup.com

Yours faithfully,

Peter Richards

Chairman

Emeco Holdings Limited

21 February 2017

The Directors

Emeco Holdings Limited

Level 3

71 Walkers Drive

OSBORNE PARK WA 6017

Dear Directors

Independent Expert’s Report to Noteholders – Supplementary Report

1.	Introduction

PPB Corporate Finance Pty Ltd (‘PPB’) has been engaged by the Directors1 (‘Directors’) of Emeco Holdings Limited (‘Emeco’ or the ‘Company’) to prepare an Independent Expert’s Report dated 31 January 2017 (‘IER’ or ‘Report’) for the holders of $371 million2, 9.875% 144A notes due on March 2019 (‘Notes’) in Emeco (‘Emeco Noteholders’ or ‘Noteholders’) in relation to a proposed recapitalisation and issue of ordinary shares in Emeco through a series of transactions (‘Proposed Transaction’).

The Proposed Transaction is conditional on the approval of Emeco Noteholders through a creditors’ scheme of arrangement under Part 5.1 of the Corporations Act (‘Creditors Scheme’). As part of the Proposed Transaction, 5.7%3 of Shares were to be issued in favour of Black Diamond Capital Management LLC and their associated entities (‘Black Diamond’)4 to induce support for the Creditors Scheme.

These additional rights offered to Black Diamond that were not extended to other Emeco Noteholders raised the issue of whether Black Diamond was receiving a collateral benefit.

Based on the information available at the time, in our opinion in the IER, Black Diamond would receive a collateral benefit and assessed the fair market value of the net benefit to be between $5.354 million and $9.508 million.

This supplementary report (‘Supplementary Report’) is to be read in conjunction with our IER to Noteholders dated 31 January 2017 and the supplementary disclosure prepared by the directors.

Terms used in the Supplementary Report have the same meaning as defined in our IER.

2.	New information

Since preparing the IER, PPB have been informed that Black Diamond intends acquire 191,498,552 Notes (‘Potential Acquisition’) held by Ascribe II Investments LLC (‘Ascribe’). Consequently, PPB have been requested to consider whether there is any additional collateral benefit that could be provided to Black Diamond through the Potential Acquisition as part of the Proposed Transaction. Key aspects of the Proposed Acquisition are as follows:

•	Black Diamond could potentially acquire up to 24.6% of Notes from Ascribe, resulting in Black Diamond potentially increasing its interest from 33.1% in the Notes before the Proposed Transaction to 57.7% in the Notes after the Proposed Transaction

•	it is being negotiated at arms-length as the Black Diamond and Ascribe are unrelated and unrestricted in their negotiations

[1]	Directors that are not associated with the Proposed Transaction
[2]	USD282.7 million, 9.875% 144A Notes due in March 2019 converted to AUD 371 million in the RSA using an exchange rate of 0.763 (AUD 390.7 million converted at the RBA quoted exchange rate of 0.7236 on 30 December 2016)
[3]	Prior to potential future dilution from the management incentive plan
[4]	Black Diamond is an alternative asset management firm which beneficially owns approximately 33% of the Emeco Notes through its management of certain private investment funds.

Level 21, 181 William Street
Melbourne VIC 3000 t: +61 3 9269 4000		1
f: +61 3 9269 4099	PPB Corporate Finance Pty Ltd trading as PPB Advisory ABN 13 130 176 911
www.ppbadvisory.com	PPB Corporate Finance Pty Ltd has associated but independent entities and partnership

•	Ascribe has advised that it will lodge a proxy form voting all of its Notes (24.6%) held as at 30 January 2017, in favour of the scheme resolution

•	Black Diamond has also agreed to assume the obligations of Ascribe under the Scheme Cash Funding Agreement for which Black Diamond may be issued new shares as consideration of approximately 2.3%

•	Black Diamond will have an equity interest, after the Potential Acquisition and the Proposed Transaction, of up to 30.7%[5] in Emeco, (up from 20.8%)

•	There will be no change in the overall securities issued by Emeco.

3.	Additional collateral benefit due to the Potential Acquisition

In our opinion:

•	Black Diamond will not receive an additional collateral benefit in connection with the Potential Acquisition

•	there has not been a material change in circumstances since preparing the IER.

We have considered the following in forming our opinion of whether any additional net benefit will be obtained by Black Diamond as a result of the Potential Acquisition.

Is Black Diamond receiving an additional collateral benefit in connection with the Potential Acquisition?

In our opinion, Black Diamond will not receive an additional collateral benefit as a result of the Potential Acquisition.

The Black Diamond Placements as considered in our IER involve the issue of Shares by Emeco to Black Diamond for nil consideration. The Black Diamond Placements was not being offered to any Emeco Noteholder other than Black Diamond.

The Black Diamond Placements is in addition to the pro-rata entitlement of Shares it will receive from the Equity Exchange by virtue of its position as an Emeco Noteholder. Other Emeco Noteholders are only being offered their pro-rata entitlement of the Shares issued from the Equity Exchange, based on the portion of the Notes they hold.

The collateral benefit outlined in the IER arises because the Black Diamond Placements being offered to Black Diamond had value and yet was provided for nil consideration. The Potential Acquisition of Notes from Ascribe is occurring at market value, therefore any additional collateral benefit to Black Diamond would have nil value.

Therefore, we have assessed the fair market value of the additional net benefit provided to Black Diamond to be nil as a result of the Potential Acquisition.

What are the substance and commercial factors relating to the Potential Acquisition?

The only additional substance and commercial factor flowing to Black Diamond in connection the Potential Acquisition worth noting is that Black Diamond will have an equity interest, after the Potential Acquisition and the Proposed Transaction, of up to 30.7% in Emeco (up from 20.8%) which continues to represent a controlling interest and blocking stake in the Company.

Therefore, based on the above and in our opinion, there has not been a material change in circumstances since preparing the IER and the fair market value of the net collateral benefit received by Black Diamond is unchanged.

[5]	We are advised that Black Diamond could potentially acquire up to 34% taking into account a number of conservative factors under the Equity Exchange

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4.	Other important information

PPB has prepared the Financial Services Guide (‘FSG’) in accordance with the Act. The FSG is set out in Part 1 of our IER.

This Supplementary Report only provides general information. It does not take into account the Emeco Noteholders individual situation, objectives and needs. It is not intended to replace professional advice that should be obtained by individual Emeco Noteholders. Emeco Noteholders should consider whether this Supplementary Report is appropriate for their circumstances, having regard to their individual situations, objectives and needs before relying on or taking action. Emeco Noteholders are encouraged to seek their own advice.

Whether or not individual Emeco Noteholders vote to implement the Proposed Transaction depends on their own circumstances, as well as each Emeco Noteholders view on the relevant factors. If Emeco Noteholders are in any doubt as to the action that they should take in relation to the Creditors Scheme, they should seek their own professional advice.

In accordance with normal practice, prior to finalising the Supplementary Report, we confirmed facts with Emeco. This was undertaken by means of providing Emeco with a draft report. PPB obtained a representation letter from Emeco confirming that, to the best knowledge of Emeco, the information provided to, and relied upon by, PPB was complete and accurate, and that no significant information essential to the Supplementary Report was withheld.

Emeco has agreed to indemnify PPB, including its related entities and their partners, directors, employees, officers and agents (as applicable) against any claim, liability, loss or expense, costs or damage, arising out of reliance on any information or documentation provided to PPB by Emeco, which is false and misleading or omits any material particulars, or arising from failure to supply relevant documentation or information.

Yours faithfully

PPB Corporate Finance Pty Ltd

Campbell Jaski	Fiona Hansen
Director	Authorised Representative
AR Number 246371

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